BAYTEX ENERGY TRUST
Annual Meeting of Unitholders
held on May 20, 2010

Report of Voting Results pursuant to Section 11.3 of
National Instrument 51-102 – Continuous Disclosure Obligations

This report sets forth a brief description of each matter which was voted upon at the Annual Meeting of holders of trust units of Baytex Energy Trust (the "Trust") held on May 20, 2010 (the "Meeting") and the outcome of the vote.  A detailed description of the business of the Meeting is contained in the Information Circular – Proxy Statement of the Trust dated April 6, 2010 (the "Information Circular").

An aggregate of 62,227,326 trust units of the Trust (being 56.2% of the trust units eligible to be voted at the Meeting) were represented at the Meeting.

The vote on each matter was conducted by way of show of hands, except for matter 2 on which the votes were conducted by ballot.  The manner in which the proxies were voted or ballots cast, as applicable, in respect of each matter is set out below.

1.	Ordinary resolution to approve fixing the number of directors of Baytex Energy Ltd. ("Baytex") to be elected at the Meeting at eight.

Votes For		Votes Against
#	%	#	%
61,977,482	99.65	217,062	0.35

2.
Ordinary resolution to approve the selection of the following eight nominees to serve as directors of Baytex for the ensuing year, or until their successors are duly elected or appointed, as described in the Information Circular.

Name of Nominee	Votes For		Votes Withheld
	#	%	#	%
John A. Brussa	43,511,188	84.1	8,225,976	15.9
Raymond T. Chan	50,516,405	97.6	1,220,759	2.4
Edward Chwyl	48,313,256	93.3	3,423,908	6.7
Naveen Dargan	50,670,397	97.9	1,066,767	2.1
R.E.T. (Rusty) Goepel	48,920,385	94.5	2,816,779	5.5
Anthony W. Marino	50,779,051	98.1	958,113	1.9
Gregory K. Melchin	51,470,886	99.4	266,278	0.6
Dale O. Shwed	51,276,465	99.1	460,699	0.9

3.
Ordinary resolution to approve the appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of the Trust for the ensuing year and to authorize the directors of Baytex to fix their remuneration.

Votes For		Votes Withheld
#	%	#	%
61,929,817	99.57	264,727	0.43